FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)

HSBC HOLDINGS PLC - AGM STATEMENTS

At the Annual General Meeting of HSBC Holdings plc, held at the Queen Elizabeth II Conference Centre, London today, the following speeches were given by Group Chairman, Douglas Flint; Group Chief Executive, Stuart Gulliver; and Chairman of the Group Remuneration Committee, Sam Laidlaw.

Group Chairman, Douglas Flint, said:

Good morning and welcome.

It is good to see so many shareholders joining us for our Annual General Meeting which is undoubtedly the most important opportunity in our calendar to engage with shareholders directly.

For those of you who have travelled long distances to be here, thank you for making that commitment. I hope the venue of our meeting has made your journey easier - this is the second year we have been at the Queen Elizabeth II Conference Centre and your feedback last year was that this was more convenient than the Barbican that we used in prior years.

Let me start with a matter of huge importance to all of us.

When we met here last year, the share price was around 611p - the closing price yesterday was just below 472p a decline of about 23% or 17% taking into account dividends received since we last met.

Clearly we are not content with this. We are all acutely aware of the importance of the share price - it affects all of us, including the executive directors who are largely paid in shares.

Stuart Gulliver will in his report comment on some of the key external drivers impacting share price performance as well as the actions we are taking during this difficult period to build competitive strengths and capabilities so that when global growth picks up we are advantageously positioned to benefit. If we are successful, the share price will ultimately reflect that success; in the meantime we are ever more conscious of the importance of our dividend to shareholders and in 2015 HSBC represented the second largest dividend payer in the FTSE and the third largest dividend payer amongst banks globally.

Our objective is clearly to build on this strong history but as I said in my statement accompanying the Annual Report and Accounts for 2015, prospective dividend growth will be dependent upon the long-term overall profitability of the Group and delivering further release of less efficiently deployed capital. Actions to address these points are core elements of the strategy that Stuart and his management team are actively engaged on delivering.

Let me make a broader point - our industry is currently facing almost unprecedented change and challenge beyond that experienced through normal economic cycles. We are grappling with geopolitical events, technological transformation, regulatory impacts on the capital we need to hold and the shape and structure of our business models, challenging new entrants from sectors not traditionally involved in financial services, heightened risks from increasing digitalisation including cyber crime, high expectations around our role in financial crime detection and prevention, and growing tensions between ease of access, financial stability and privacy concerns.

It is perhaps no wonder that when analysts seek to project future earnings and returns on capital these factors weigh heavily given their individual significance, never mind their combined influence.

A simple observation illustrates the change in sentiment towards the world's largest banks.

Today there are 29 banks designated as globally significant. Only six trade above their book value and the average discount to book is around 25%. In Europe, it is closer to 35% and the UK banks, excluding HSBC, are trading at a discount of almost 50%. HSBC's global reach is reflected in our discount which is 25%, more in line with both the global average and the average for the major Chinese banks. But these discounts also illustrate the continuing difficulties in the financial system. When the first list of global systemically important banks was compiled in 2011 in the immediate aftermath of the financial crisis, the average price-to-book ratio across the new G-SIBs was 0.61x - there has been some improvement over the past five years but there is still a long way to go.

So clearly a difficult time - a time to reshape and build, focusing on our core strengths and our opportunities for growth - which is what we have been doing during this period of lower economic activity.

And we have been looking to the longer term, a perspective which I believe is critical to HSBC's future.

In my report to you accompanying the accounts I drew attention to three important initiatives.

The first was the successful negotiation of a majority stake in a new nationally licensed securities joint-venture in mainland China. This is the culmination of more than a decade's work seeking out an appropriate platform through which to participate in the country's fast-developing securities markets.

Secondly, during the last year the Group maintained, reinforced and broadened its leadership position in all aspects of the internationalisation of the renminbi. This position has been built over the past five years to establish a highly competitive platform to service China's international trade and investment flows as it pursues the financial liberalisation and outgoing investment priorities laid out in its 13th five-year plan.

Thirdly, while China's slower economic growth is undoubtedly contributing to the bumpier financial environment we are experiencing, it is still expected to be the largest contributor to global growth as its economy transitions to higher added value manufacturing and services and becomes more consumer driven. This transition is driving our focus on the Pearl River Delta as a priority growth opportunity given its proximity to our core strength in Hong Kong and its concentration of high tech, research focused and digital businesses.

Stuart will expand upon these in his remarks.

Domicile

Shareholders will recall it was at this meeting last year that we announced our review of the domicile of the holding company. After some 10 months of careful analysis and assessment of geopolitical, economic, regulatory and financial factors the Board concluded its review of domicile alternatives in February and decided, unanimously, to remain headquartered in the UK.

As we evaluated jurisdictions against the specified criteria, it became clear that the combination of our strategic focus on Asia and maintaining our hub in one of the world's leading international financial centres, London, was not only compatible, but offered the greatest advantage for our customers and shareholders. Advice was taken from internationally respected experts and from leading financial advisers. In the later stages of the review, the analysis was narrowed down to the Group's home markets, the UK and Hong Kong, both of which are considered by the Board to be world-class financial centres with high quality regulatory regimes capable of hosting a global systemically important bank such as HSBC.

After considering all the relevant factors, the Board concluded that having our headquarters in the UK and our significant business in Asia Pacific, led from Hong Kong, delivers the best of both worlds to our stakeholders. We further concluded we will not revisit this subject unless something dramatic and unforeseen happens. It was an immense amount of work, from which we learned a great deal but I am glad to see it behind us so that our attention can be entirely focussed on business opportunities.

Global Standards

As we focus on business opportunities, we know that where we do business, how we do business and with whom we do business are as critical to the evaluation of any proposition as the financial returns.

In July 2012, we announced our commitment to implement the highest or most effective standards to combat financial crime across our operations worldwide and embarked on an ambitious programme to meet this objective. We recognised then - as we do now - that the effectiveness and sustainability of our financial crime compliance capabilities will have a substantial positive effect on the long-term success of our business.

It is this understanding of how critical it is that we protect the integrity of HSBC, along with a strong desire to ensure we are playing our part in keeping criminals out of the larger financial system, that drives us to be an industry leader in this area. Our reforms are ongoing, but there is no question that we have made significant progress, and, as a result, we are much stronger today. Our globally consistent approach reflects the simple fact that we have no desire to do business with criminals anywhere, in any currency. Our programme for managing financial crime risk is designed with that in mind.

Our people are critical to our success in this endeavour, and that is why we are working to instil a strong culture of compliance in the institution. Through robust communications, training and clarity around roles and responsibilities, we reinforce HSBC's values and through our reward systems we recognise and reward people for doing the right thing. Every employee's conduct during the year is taken into account during their performance appraisal. We also encourage employees to recognise the efforts of colleagues whose behaviour and actions exemplify our values and call out those whose do not.

Encouragingly, the Board is able to recognise the impact which this heightened emphasis on customer focus, which is permeating recruitment, training, product design and incentives, is having. All of this is contributing towards embedding the standards needed to protect customers and the financial system from bad actors and financial crime. We are, however, not yet where we need to be. There is still more investment to make, with ever greater urgency as more and more activity takes place digitally through multiple channels and via increasingly sophisticated mobile devices. HSBC's determination to address emerging risks and enhance our ability to identify bad actors remains resolute.

The so-called Panama Papers have highlighted once again how perfectly legal corporate structures can be abused to facilitate money laundering and tax evasion or to obscure ill-gotten gains.

Let me tackle upfront how we are addressing the issues and concerns that have been highlighted. We have already made great strides to enforce transparency and full disclosure as a consequence of the issues we have been dealing with in our Swiss Private Bank. As we reported last year, portfolio disposals together with our insistence on transparency and a lower risk appetite have driven a significant reduction in our client base.

While there are lessons to be learned from the revelations, the circumstances alleged in the Panama Papers with regard to HSBC are largely historical, in some cases dating back 20 years, and so predate the tough financial crime, regulatory compliance and tax transparency standards which HSBC has put in place in recent years.

We are moving steadily into a world of greater transparency and fuller disclosure, which we welcome. We fully anticipate that we will continuously work to improve how we are handling financial crime compliance - this is the only way to counter the ever-evolving methods of those who seek to exploit our systems and circumvent our controls. We are taking steps to align our customer base with these higher standards relinquishing clients unable or unwilling to furnish full transparency of their affairs. We are committed to working with the relevant public authorities to fight financial crime and keep criminals out of the financial system.

As you will have seen Europe is taking a lead in this area, leveraging the attractiveness of its markets to enforce transparency elsewhere - as such it has to be taken seriously.

EU

So maybe this is the right point to say a few words around the Referendum to clarify our position.

HSBC is not affiliated to either campaign. Nor will we be making a donation to either side. It is not appropriate for us to be drawn into a political debate that goes far beyond economics. Ultimately, the question of how to vote is a question for the British people.

However on the economic arguments, our own economic research is very clear about the advantages of Britain being at the heart of a reformed EU.

From our own narrow perspective, a decision to leave could require a restructuring of some of HSBC's wholesale operations based in the UK. This would clearly depend upon the terms on which the UK would have access prospectively to European markets should the UK vote to leave. We have a major bank in France so have the option to move some staff currently in London to Paris if required.

The more important and unquantifiable risk arises from the potential impact on our customers. We believe that the UK would enter a period of great economic uncertainty in the event of a vote to leave and should the UK economy slow and economic conditions deteriorate as our research suggests, in at least the short to medium term, this would affect many of our customers in the UK and the economic environment we operate in. This is likely to have a negative impact on HSBC.

Corporate Sustainability

Turning to other issues of importance to shareholders, in the last 12 months two significant events have occurred: the 21st Conference of the Parties on Climate Change at which a global climate deal was reached; and the UN's agreement of new Global Goals on sustainable development. HSBC supported both of these important commitments, recognising their important contribution to sustainable development.

We were also pleased to reaffirm HSBC's commitment to the UN Global Compact and its principles in the areas of Human Rights, Labour, Environment and Anti-Corruption. For more than 10 years these principles have helped us to shape our approach to sustainable business.

We are acutely aware of the significant impact we have on a wide range of stakeholders: we serve around 50m customers throughout the world, ranging from individuals to the largest of companies; and we employ more than a quarter of a million people representing more than 150 nationalities. This makes our relationship with the UN Global Compact and adherence to its principles all the more important.

Our role as part of the global financial system includes tackling challenges such as financial crime and climate change. Increasing digitalisation of payment transfers offers added utility for our customers but increases cyber risks. So we are investing continuously to strengthen our ability to safeguard customers and ourselves against financial crime. We believe leadership in this area will be a source of long-term advantage for our business.

We are also entering a period of greater transparency in financial markets where technology will enable far greater analytics to be applied to transaction and customer data in the pursuit of financial crime. We believe this will strengthen the integrity of the financial system protecting those who use it legitimately. We are working with peer institutions, the regulatory community and policy makers to harness the tools now available to make it increasingly difficult for bad actors to abuse the system.

And with regard to climate change, last month HSBC was delighted to receive accreditation as an implementing entity of the UN's Green Climate Fund. We look forward to working with the Green Climate Fund, and with the public and private sectors, to create a smooth transition to a low-carbon future. Reinforcing HSBC's own commitment, the Group has committed US$1bn to a green bond portfolio to fund projects in sectors such as renewable energy, energy efficiency, clean transportation and climate change adaptation as well as SME financing in sectors such as public transport, education and healthcare.

We know there is still much to do to make this transition smoothly and to reduce dependence on hydrocarbon sources of energy but we recognise the responsibility the financial sector has in facilitating change. Stuart Gulliver is leading our efforts in this area personally to emphasise its importance.

150th Anniversary

Last year, HSBC marked its 150th anniversary. As we recognised staff for their essential contributions through the ages, and our customers for their shared commitment and loyalty, it was a timely reminder that such commitment and loyalty have to be earned. In what was a special year we committed additional funding to community projects around the world. We also wanted to identify a distinctive cause with global significance to mark our special anniversary.

We were delighted, therefore, to announce a partnership with Cancer Research UK to support the scientific leaders of tomorrow through a US$25m contribution towards the development and construction of the Francis Crick Institute. This state-of-the-art biomedical research facility will open in the heart of London in a few months and will support more than 1,200 scientists, collaborating to tackle the diseases that pose the greatest threat to humanity - cancer, heart disease, lung disease and infectious diseases, including HIV and malaria.

To mark HSBC's support, 150 PhD students, selected from across the world, will have the opportunity to conduct vital research at the new institute.

Looking forward

Recent market conditions have inevitably concentrated attention on the risks that exist within the global economy. It is, however, important also to recognise again the resilience that our diversified business model and balance sheet strength provide, as well as noting the many counterbalances that should help to underpin the global economy. I hope the short film you saw at the beginning of this meeting helped illustrate the important role HSBC plays in supporting the trade and investment flows crucial to global economic growth.

We enter 2016 with a clear strategy and with much of the Group's required reshaping completed or under way. Our 264,000 staff, like their predecessors, went the extra mile consistently throughout 2015 to meet the demands placed on them by our customers, regulators and the public. I want to place on the record the Board's appreciation of that commitment and our gratitude for what they have achieved to make HSBC fit for the next 150 years.

AGM Business

Let me say a little about the agenda before us. There is no business out of the ordinary but I might take this opportunity to highlight two matters.

Firstly on Remuneration, we had expected that the Remuneration Policy you approved back in 2014 would not need to be refreshed until it expired next year. However regulatory changes as well as responding to shareholder feedback have caused us to make some revisions to this and so we are bringing it back for your consideration this year. The impact of the new policy is to lower the maximum opportunity for the executive directors by around 7%.

Board changes

Secondly as regards the Board, since we met last year there have been a number of changes. We have welcomed to the Board Irene Lee, Pauline van der Meer Mohr, Paul Walsh and Henri de Castries and they are standing for election for the first time at this meeting. We are saying goodbye to some great servants of the Group. Safra Catz stepped down from the Board at the end of 2015 and Sir Simon Robertson, our Deputy Chairman, and Rona Fairhead will retire after this Meeting. I shall say more about them all when we come to the re-election of Directors.

As at the conclusion of this year's AGM, subject to the re-election recommended above, your Board will comprise a full time Chairman, three executive Directors and 14 independent non-executive Directors, 12 of whom have been appointed in the last five years.

As we intimated in the Circular inviting you to this meeting, the Nomination Committee has now turned its attention to formulating a succession plan for my own role as Group Chairman so that the incoming Group Chairman can lead the process for selecting the next Group Chief Executive in due course. This search process has now commenced and is being led by the Chairman of the Nomination Committee together with the Senior Independent non-executive Director. The Board aims to nominate my successor during 2017 but the exact timing is clearly dependent upon identifying and securing the appropriate candidate. My own commitment is to remain as long as necessary to ensure a smooth transition.

Let me turn now to Stuart to deliver his report on last year's performance and his priorities for the coming year.

Group Chief Executive, Stuart Gulliver, said:

Ladies and gentlemen, good morning.

I would also like to add my thanks to you, our loyal shareholders, for being here and for the support that you continue to give to HSBC.

In a moment, I will cover our performance in 2015.

Before that, I would also like to say a few words about the share price.

I fully understand that this is a big concern for all of you, and I and the management team very much share your concern and frustration.

The share price isn't where we want it to be.

We reported a profit before tax of US$18.9bn and generated US$11.3bn in capital in 2015, which enabled us to strengthen the common equity tier 1 ratio and pay US$10bn dollars of dividends in respect of 2015.

However, the share price performance of our bank in common with all banks globally has been affected by the challenging market conditions, which include the impact of weak global economic growth, a slowdown in China's GDP growth, and zero or negative rates in some of the markets we operate in. The outlook for the global economy also remains uncertain.

Furthermore when comparing our share price performance to other banks, it is important to look at this from the perspective of total shareholder return since the dividends we pay are higher than our peer banks.

In 2015 we once again increased the dividend to 51 cents per share, cementing our position as one of the highest dividend payers in the FTSE.

Our ability to pay an industry-leading dividend continues to set HSBC apart.

We remain committed to a progressive dividend, subject to the overall long-term profitability of the Group and the further release of less efficiently deployed capital.

Achieving both these goals is central to the strategic actions that we set out at the Investor Update we delivered in June 2015.

Since 2011, we have materially reshaped HSBC, but the environment in which we are operating today is radically different to the environment we envisaged when we set out our strategy. This is why we set out 10 new strategic actions at our Investor Update.

There is a lot to do to adapt HSBC to the changed operating conditions, but we have made significant progress over the last five years - and our overriding priority now is the delivery of the strategic actions we set out at last year's Investor Update.

Let me return to 2015. Our Bank's performance demonstrated the fundamental resilience of our business in difficult conditions.

Targeted investment, prudent lending and our diversified, universal banking business model helped us to grow revenue, while simultaneously reducing risk-weighted assets.

Global Banking and Markets performed strongly, and Commercial Banking grew steadily in spite of slower trade.

Principal Retail Banking and Wealth Management also grew following a strong Wealth Management performance in the first half of the year.

Our adjusted operating expenses increased as we continued to strengthen our compliance capability whilst also investing for growth.

However, a combination of strict cost management and the cost reduction programmes that we started in the middle of the year helped us keep second half costs flat relative to the first half, excluding the bank levy.

The value we create for shareholders also extends to the contribution we make to the health and growth of local communities.

In 2015, HSBC donated a total of US$205m to community investment projects around the world. Of this, US$47m was contributed by a new fund set up to mark HSBC's 150th anniversary which will donate US$150m over three years to causes selected by our employees.

HSBC colleagues also volunteered over 300,000 hours of community activities during the working day.

We do this because it is the right thing to do - and we continue to believe that supporting the sustained success of our customers, people and communities strengthens the durability of our business.

Our 2015 results reflected the progress made in the implementation of the strategic actions we announced at our Investor Update.

Reducing our risk-weighted assets is vital to achieving a better return for shareholders, and we are already 45% of the way towards our targeted reduction.

We have now launched all of our initiatives to reduce costs. They are having an impact on our cost base and we expect this to continue in 2016.

The process of making the business simpler and leaner has also continued.

At the end of 2015, the number of countries and territories in which we are present was down from 87 in 2011 to 71.

The sale of our Brazil business, which is subject to final approval by the Board of the Brazillian Competition Council, will bring this to 70.

However, we do not now intend to sell our Turkish business.

After our Investor Update we received a number of offers for the business in Turkey, none of which would have provided value to our shareholders. We have therefore decided to retain and restructure our Turkish operations, maintaining our wholesale business and refocussing our retail network.

We have also continued to rebuild the profitability of our businesses in the US and Mexico, both of which are important in the context of the wider Group.

And we remain on track to complete the establishment of the UK ring-fenced bank, which will be headquartered in Birmingham.

As a result of these actions, we are redeploying capital and investing in areas that extract the greatest gain from our international network and market-leading strength in Asia.

Our target is to grow revenue from our international network faster than GDP. The investment we've made helped to increase revenue from international clients by 5% in 2015.

Transaction banking products capture value from trade and capital flows, and are therefore central to our strategy. Transaction banking revenue was up 4% in 2015, helped by strong performances in Payments and Cash Management, Foreign Exchange and Securities Services.

We also increased revenue from business synergies by 6%.

And we remain the world's number one bank for offshore renminbi services and increased revenue by 3% in this vitally important growth market.

So the growth of our international network continued to be a significant point of strength for the Group.

Meanwhile the momentum we've gained in our Asian businesses helped deliver growth in excess of GDP in seven out of eight of our priority Asia markets in 2015.

2015 was a landmark year for our Asian Global Banking and Markets business, as we advised on four of the five largest M&A deals out of Hong Kong and China, including ChemChina's US$46bn acquisition of Syngenta - the largest overseas transaction ever carried out by a Chinese company.

As a result, we entered the top three for Asian M&A for the first time while retaining our leadership position in Asian Debt Capital Markets.

Our enhanced capabilities in ASEAN helped to drive revenue growth of 5%.

Last year, we also announced an agreement to form the first majority-owned securities joint-venture in mainland China. Once approved, this will allow us to engage in the full spectrum of securities business in the country.

Alongside this, we continue to invest in the Pearl River Delta to build a scalable business and capture growth.

The PRD's rapidly-growing economy, and the increasingly porous nature of its borders, presents major opportunities for banks like HSBC and for our clients.

As a part of the world's next great conurbation, covering the cities of Hong Kong, Macau, Guangzhou, Foshan and Shenzhen, Hong Kong already possesses physical, economic and financial links to the engine room of the mainland economy.

HSBC's position as the largest bank incorporated in Hong Kong, together with our global network, means we are uniquely well placed to capture this growth.

As a result of the actions taken in 2015, HSBC is better balanced, better connected and better placed to capitalise on higher-return businesses than it was 12 months ago.

Our universal banking model is generating higher income from collaboration between businesses, and our operating expenses and capital ratio are both trending in the right direction.

Maintaining these trends while boosting revenue will be our principal challenge in 2016.

As I said earlier, the current economic environment is creating a great deal of uncertainty.

Investment and global trade in particular remain weak and are weighing on growth.

But this is a strong and robust business. We are a well-capitalised and highly liquid bank with a diversified business model and a track-record of stable earnings.

There is economic growth in a number of markets, and there are revenue opportunities available to us in areas we've been targeting for growth.

To give you three examples, the Belt and Road initiative in China and the Juncker Plan in Europe will boost infrastructure spending.

Major trade agreements like the Trans-Pacific Partnership should offer a stimulus to trade.

And the COP 21 climate agreement in Paris will lead to a major expansion in the Green Bond market, in which HSBC is already a market leader.

There is a business imperative as well as a moral imperative to get involved in green financing.

We have pledged to invest US$1bn in a green bond portfolio which will invest in high quality liquid assets in the form of green, social or sustainability bonds from a range of potential issuers.

Earlier this year, we were delighted to be accredited by the UN's Green Climate Fund in recognition of HSBC's strong commitment to creating a smooth transition to a low-carbon future.

We will continue to work with customers, governments and business to respond to the climate challenge.

And because of opportunities like these, we will continue to invest to build competitive strengths and capabilities that will enable us to grow the business, both now and when global growth picks up.

At the same time, we are concentrating on achieving our target of US$4.5bn-US$5bn of cost savings, and we remain focused on achieving our 2014 run-rate by the end of 2017.

Finally, continued investment to complete the implementation of global standards will remain a priority in 2016. I firmly believe this will provide us with a distinct competitive advantage and significantly improve our ability to detect, deter and protect against financial crime.

There is much more work ahead of us, but we remain focussed on the delivery of our nine remaining strategic actions.

By the end of 2017, we will have further simplified the organisation, addressed the biggest drags on our performance and refocused the business to capitalise on the opportunities we are privileged to have access to through our strong presence in Asia.

I am confident that the steps we are taking will see HSBC firmly recognised as the world's leading and most respected international bank.

They will also enable us to repay the trust you have placed in us.

Thank you for your continued support of HSBC.

Chairman of the Group Remuneration Committee, Sam Laidlaw, said:

Good morning ladies and gentlemen…and thank you Douglas.

This is my first Annual General Meeting as Chairman of the Remuneration Committee, although I have been a member of the Committee since 2008.

So I would like to begin by thanking shareholders, on behalf of the Committee, for the constructive engagement that I have had with many of you over the last twelve months.

Clearly, your feedback has been of considerable value to us in helping to formulate the new remuneration policy, which we believe meets both your own expectations and takes into account an increasingly complex regulatory environment.

There are two resolutions that we are asking you to approve today.  These cover:

● the 2015 Directors' Remuneration Report; and

● the new Directors' Remuneration Policy for the next three years.

I will take each in turn but take questions on both resolutions together.

Resolution 2 covers the Directors' Remuneration Report for 2015, which is set out on pages 285 to 321 of the Annual Report.

I must apologise to you for the length of this report, save to say that it seeks to satisfy the reporting requirements of our regulators and the UK and Hong Kong Listing authorities.

Before highlighting some of the report's key features, let me set out the approach that underpins the way in which the Committee has implemented the current remuneration policy.

Remuneration is an important tool for instilling the right behaviours and driving and encouraging individual actions that are aligned with HSBC's values.

We strongly believe there should be a positive reward for delivering results in the right way - and a penalty when they are not.

Indeed, where progress is insufficient or conduct falls short, we have a clear process under which we apply downward adjustments both at the variable pay pool level and at the individual employee level.

In 2015, variable pay was adjusted downwards in three ways.

First, the overall variable pay pool used to determine payouts was reduced by US$431m to reflect fines, penalties and the cost of customer redress.

Second, the Committee reduced the payout ratio from a publicly-stated target of 18.25% to 16% of the Group's adjusted profit before tax. This resulted in a further downward adjustment of some US$400m making the overall bonus pool some US$200m lower than the prior year.

Third, at the individual level variable pay was reduced for a number of employees, including senior management, by US$11m, as a result of certain notable events that were reviewed during the year.

Based on the performance of the executive Directors against their 2015 scorecards - comprising financial and non-financial measures - the Committee approved a 2015 annual incentive for the Chief Executive at 45% of the maximum. Variable pay awarded under the long-term group performance plan for all executive Directors was awarded at 41% of the maximum.

As a result, the Group Chief Executive's variable compensation was 11% lower than last year and overall compensation was also lower.

The full details are set out in the Remuneration Report for 2015.

Turning now to resolution 3, we are putting forward a new Directors' Remuneration Policy for shareholder approval.

The new policy takes into account the new PRA Remuneration Rules, which require deferral of variable pay over seven years instead of three years as presently.

To the extent that we can at this stage, it also takes into account changes based on the EBA's final guidelines on compensation practices published in December.

Crucially, changes to the policy also address your feedback.

The new policy reduces the amount of cash given to executive Directors in lieu of a pension from 50% to 30% of base salary.

In a change to our current arrangements, long-term incentives are now subject to a three-year forward-looking performance period, in line with other FTSE companies. Only after this period will awards begin to vest from years three to seven.

Finally, performance measures for both the annual incentive and long-term incentive also now reflect the strategic actions announced at Stuart Gulliver's Investor Update in June, which our executives are fully focused on delivering.

If approved, we sincerely hope that this policy will apply for the next three years.

But I would like to assure you that the Committee will continue to listen to, and take account of, your views throughout the lifetime of the policy, as we have in preparing the policy itself.

I would encourage you therefore to support both these resolutions, and would be happy to take your questions.

Investor enquiries to:
UK	Hong Kong	USA
+44 (0)20 7991 3643	+852 2822 4908	+1 224 880 8008

Media enquiries to:
London
Morgan Bone	+ 44 (0) 20 7991 1898	morgan.bone@hsbc.com
Hong Kong
Gareth Hewett	+ 852 2822 4929	garethhewett@hsbc.com.hk

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,000 offices in 71 countries and territories in Asia, Europe, North and Latin America, and the Middle East and North Africa. With assets of US$2,410bn at 31 December 2015, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                     Name: Ben J S Mathews

                                                                                                Title: Group Company Secretary

                                                                               Date: 22 April 2016